UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Financial Results of Publicly Traded Finnish Subsidiary and Canadian Affiliate for Three and Six Month Periods Ended June 30, 2018

On July 12, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that its consolidated Finnish subsidiary, Citycon Oyj. (“CTY”), in which the Company holds approximately 47.27% of the outstanding share capital and which shares are publicly-traded on the NASDAQ Helsinki Stock Exchange, reported, in Finland, its financial results for the three and six months ended, June 30, 2018. A copy of that report of CTY is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”)

On August 2, 2018, the Company reported to the TASE and ISA that its publicly traded Canadian affiliate, First Capital Realty Inc. (TSX: FCR) (“FCR”), in which the Company holds an ownership interest of approximately 31.3%, had published a report in Canada on August 1, 2018 regarding its financial results for the three and six months ended, June 30, 2018. A copy of that report of FCR is furnished as Exhibit 99.2 to this Form 6-K.

Forward Looking Statements

This Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: August 6, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Report of Citycon Oyj. announcing its financial results for the three and six month periods ended June 30, 2018, as published in Finland on July 12, 2018
99.2	Report of First Capital Realty Inc. announcing its financial results for the three and six month periods ended June 30, 2018, as published in Canada on August 1, 2018

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